CRUCIAL INNOVATIONS, CORP.

April 04, 2019

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention: Gregory Dundas and Kathleen Krebs
Division of Corporation Finance
Office of Telecommunications

Re:	Crucial Innovations, Corp.
Registration Statement on Form S-1
File No. 333-229638
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Crucial Innovations, Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-229638), as amended (the “Registration Statement”), so that it may become effective at 1:00 p.m. Eastern Daylight Time on April 08, 2019, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CRUCIAL INNOVATIONS, CORP.

Per: /s/ Reinis Kosins

Reinis Kosins
President & C.E.O.

cc:  Laxague Law, Inc.